U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[x] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)


                                     FORM 4

       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.     Name and Address of Reporting Person

       Westgate International, L.P.
       C/o Midland Bank Trust Corporation (Cayman) Limited
       P.O. Box 1109, Mary Street
       Grand Cayman, Cayman Islands, BWI

2.     Issuer Name and Ticker Trading Symbol

       Zoll Medical Corporation (ZOLL)

3.     IRS or Social Security Number of Reporting Person (Voluntary)

4.     Statement for (Month/Day/Year)

       3/99

5.     If Amendment, Date of Original (Month/Year)

6.     Relationship of Reporting Person to Issuer (Check all applicable)

       [ ] Director [ ] Officer  (give title below) [ ] Chairman [x] 10% Owner
       [ ] Other (specify below)

7.     Individual or Joint/Group Filing (Check applicable line)

       [x] Form filed by one Reporting Person [ ] Form filed by more than one Reporting Person


                                  (Page 1 of 4)


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Table I  Non-Derivative Securities Acquired, Disposed of, or Beneficially
         Owned


1.     Title of Security (Instr. 3)

             (a) - (h) Common Stock, par value $.02

2.     Transaction Date (Month/Day/Year)

             (a) 2/03/99
             (b) 2/08/99
             (c) 2/22/99
             (d) 3/02/99
             (e) 3/08/99
             (f) 3/09/99
             (g) 3/15/99
             (h) 3/16/99

3.     Transaction Code (Inst. 8)

       Code
             (a) - (h) S

       V

4.     Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

       (a)       Amount                2,000
                 (A) or (D)            D
                 Price                 $11.5000

       (b)       Amount                1,000
                 (A) or (D)            D
                 Price                 $12.0000

       (c)       Amount                1,500
                 (A) or (D)            D
                 Price                 $11.4700

       (d)       Amount                12,500
                 (A) or (D)            D
                 Price                 $11.4375

       (e)       Amount                11,000
                 (A) or (D)            D
                 Price                 $12.0497

       (f)       Amount                10,500
                 (A) or (D)            D
                 Price                 $11.9851

                                  (Page 2 of 4)


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       (g)       Amount                25,000
                 (A) or (D)            D
                 Price                 $11.8750

       (h)       Amount                22,500
                 (A) or (D)            D
                 Price                 $12.0625



5.  Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

             294,800 shares of Common Stock

6.  Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

             D

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

             N/A


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                  (Page 3 of 4)

Table II  -  Derivative Securities Acquired, Disposed of, or Beneficially
             Owned (e.g. puts, calls, warrants, options, convertible securities)


1.     Title of Derivative Security (Instr. 3)

2.     Conversion or Exercisable Price of Derivative Security

3.     Transaction Date (Month/Day/Year)

4.     Transaction Code (Instr. 8)

       Code
       V

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

       (A)
       (D)

6.     Date Exercisable and Expiration Date (Month/Day/Year)

       Date Exercisable
       Expiration Date

7.     Title and Amount of Underlying Securities (Instr. 3 and 4)

       Title
       Amount or Number of Shares

8.     Price of Derivative Security (Inst. 5)

9.     Number of Derivative Securities Beneficially Owned at End of Month
       (Instr. 4)

10.    Ownership Form of Derivative Security: Direct (D) or Indirect (I)
       (Instr. 4)

11.    Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:

** Intentional misstatement or omissions of facts constitute Federal Criminal
   Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

             WESTGATE INTERNATIONAL, L.P.

             By: Martley International, Inc., Attorney-in-fact


             By: /s/  Paul E. Singer                        March 18, 1999
                 ---------------------------------------------------------
                  Paul E. Singer, President

                 **Signature of Reporting Person                     Date

                                  (Page 4 of 4)